601 Lexington Avenue

New York, NY 10022

United States

Facsimile:
+1 212 446 4800	+1 212 446 4900

www.kirkland.com

May 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Torrid Holdings Inc.

Amendment to Draft Registration Statement on Form S-1

Submitted April 9, 2021

CIK 0001792781

On behalf of our client, Torrid Holdings Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated April 30, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment to Draft Registration Statement on Form S-1 confidentially submitted by the Company on April 9, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially filing a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Austin     Bay Area     Beijing     Boston     Chicago     Dallas     Hong Kong     Houston     London     Los Angeles     Munich     Paris     Shanghai     Washington D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

May 7, 2021

Confidential Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Staff’s comment: We note your response to our prior comment four. Please define which statistics from the U.S. government you reference. We also re-issue part of our comment: please disclose the industry average return rate and the year represented by this data, and your return rate for a comparable period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 54 and 78 of the Registration Statement. In addition, the Company respectfully advises the Staff that the Company’s revised disclosure only refers to its e-Commerce sales related return rates for 2020 and the related return rate for e-Commerce purchases generally, as reported by Optoro.

Our Financial Performance, page 3

2.

Staff’s comment: Please balance your disclosure that your strategy has resulted in strong profitability with the fact that your net income declined 51% from 2018 to 2019, and declined 41% from 2019 to 2020. Please also include a discussion of the amount outstanding under your current debt financing arrangements, and the amount of your debt service obligation, including mandatory repayments, that you will be required to make in future periods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 80 of the Registration Statement to remove the reference to strong profitability and include the requested discussion relating to debt financing arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.

Staff’s comment: We note your response to our prior comment eight, and we reissue the comment. Please disclose the measurement by which you are the largest direct-to-consumer brand of women’s plus-size apparel in North America (ex: number of customers, revenue, etc.). Please also disclose the measurement used to determine that you are the fastest-growing as compared to other direct-to-consumer brands of women’s plus-size apparel. Please provide a description of the peer group you are using for this comparison. For example, it is unclear if direct-to-consumer brands includes brands offered in third-party stores such as department stores. Please similarly disclose how you define “industry” in your statement that your NPS is nearly two-times the industry average. Please revise here and elsewhere as appropriate so that an investor clearly understands your position among a specified group of competitors. Please also disclose what it means that you are “the category-leading brand” in the women’s plus-size apparel and intimates market.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 54 and 78 of the Registration Statement. The Company also respectfully submits that it had defined “industry average” as the average NPS of the Company and 27 peers on page ii of the Registration Statement. However, to clarify the usage of this metric to investors, the Company has revised the disclosure in the Registration Statement and used the term “peer average” instead of “industry average.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

May 7, 2021

Term Loan Credit Agreement, page 67

4.

Staff’s comment: Please disclose the Excess Cash Flow thresholds that will require variable mandatory prepayments under your Amended Term Loan Credit Agreement, as well as your current Excess Cash Flow amount. Please also disclose your current Total Net Leverage Ratio, and whether you anticipate meeting this covenant even after the definition of total debt reverts back to a $20 million cap.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 69, 124, 125 and F-38 of the Registration Statement to clarify the conditions under which variable mandatory prepayments would be required and to disclose the current Excess Cash Flow thresholds. The Company has also revised the disclosures on pages 69, 125 and F-39 of the Registration Statement to disclose the current Total Net Leverage Ratio and to disclose the fact that the Company anticipates meeting this covenant even after the definition of total debt reverts back to a $20 million cap.

Management, page 102

5.

Staff’s comment: From the chart on this page, it appears that you have a single director. However, it also appears that you will have a classified board and that, at least in 2020, Lisa Harper and Lawrence Molloy were directors. Please confirm that all of your directors are listed in this section.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it plans to add new directors to its board of directors and disclose the identity of such directors in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions

Letter of Support from Beneficial Shareholder, page 119

6.

Staff’s comment: Please name the beneficial shareholder. See Item 404(a)(1) of Regulation S-K. Please also disclose the amount of additional equity funding committed by the beneficial shareholder, and the terms upon which you would issue the equity. Please also file the letter of support or tell us why you do not believe you are required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 120, 121, F-15 and F-36 of the Registration Statement to name the beneficial shareholder and disclose the amount of additional equity funding that was committed by the beneficial shareholder. The Company respectfully advises the Staff that the additional equity funding that was committed by the beneficial shareholder did not contain any terms of funding except that these funds were intended to provide reasonable financial support in order for the Company to be in compliance with the applicable financial maintenance covenants in its senior financing credit facilities, as disclosed in the Registration Statement. In addition, the Company respectfully advises the Staff that the letter of support was terminated as of May 6, 2021 and, as a result, is not material to an investor’s understanding of the Company.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

May 7, 2021

Torrid Parent Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Share-Based Compensation, page F-24

7.

Staff’s comment: We have reviewed your response and the revisions to pages 75 and F-24 in response to comments 18 and 22. Please revise the notes to your financial statements to disclose that the incentive units do not have any voting or distribution rights consistent with your response to comment 22.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 76 and F-24 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

May 7, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Elizabeth Muñoz

Torrid Holdings Inc.

Michael Kim

Aslam A. Rawoof

Kirkland & Ellis LLP

Michael Benjamin

Stelios G. Saffos

Latham & Watkins LLP